Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000
March 19, 2021
VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F. Street, N.E.
Washington, D.C. 20549
Attention:	Jan Woo
Stephen Krikorian
Edwin Kim
Amanda Kim

Re:	SEMrush Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed March 16, 2021
CIK No. 0001831840
File No. 333-253730
Dear Ladies and Gentlemen:
This letter is submitted on behalf of SEMrush Holdings, Inc. (the “Company”) in response to a verbal comment from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) given to us on March 19, 2021 in a telephone call with the Staff with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on March 16, 2021 (the “Registration Statement”).
For your convenience, the Staff’s verbal comment is reproduced in italics herein with response immediately following the comment.
Graphic, Inside Front Cover
Presentation of only revenue based statistics in the graphic on the inside front cover of your Registration Statement provides an incomplete picture of your financial condition and, if retained, should be balanced by also disclosing, for example, net loss. Please revise accordingly .
RESPONSE: The Company respectfully acknowledges the Staff’s comment and will disclose the Company’s 2020 net loss as part of the graphic on the inside front cover of any further amendments to the Registration Statement and on the inside front cover of the final prospectus pursuant to Rule 424(b) of the Securities Act of 1933, as amended. The revised inside front cover graphic is attached to this letter as Exhibit A.
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If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1751.

Sincerely,

/s/ Jared J. Fine, Esq.

Jared J. Fine, Esq.

cc:	Oleg Shchegolev, SEMrush Holdings, Inc.
Dmitry Melnikov, SEMrush Holdings, Inc.
Kenneth J. Gordon, Goodwin Procter LLP

Exhibit A

SEMRUSH

Semrush is a leading online visibility management SaaS platform that enables businesses globally to identify and reach the right audience for their content in the right context and through the right channels

Saint Petersburg
Warsaw
Prague
Boston
Trevose
Limassol

50+
products, tools, add-ons

$144M+
ARR

50%+
Revenue CAGR*

142
countries served

67k+
paying customers

114%
Dollar-based net revenue retention rate (2020)**

12
years of experience

76%
Gross margin (2020)

($7M)
Net Loss (2020)

980+
employees in 5 countries

$37M
Capital raised

Except as otherwise indicated, all statistics are as of December 31, 2020
* Calculated for the period December 31, 2016 through December 31, 2020
** We calculate our dollar-based net revenue retention rate as of the end of a period by using (a) the revenue from our customers during the twelve month period ending one year prior to such period as the denominator and (b) the revenue from those same customers during the twelve months ending as of the end of such period as the numerator. This calculation excludes revenue from new customers and any non-recurring revenue.